Exhibit 99.1

YM BIOSCIENCES REPORTS FIRST QUARTER 2006
OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - November 14, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today reported operational and financial results for the first quarter of fiscal 2006, ended September 30, 2005.

“Highlighting the quarter, we completed enrolment of the 700 patient pivotal trial for our lead drug tesmilifene for the treatment of metastatic and recurrent breast cancer. The first of three planned interim analyses of data from this trial will occur in mid calendar 2006 with the others expected during the balance of the year. If survival results in this pivotal trial are similar to those in the same patient population of the first tesmilifene Phase III trial then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to lead to marketing approval as early as 2007,“ said David Allan, Chairman and CEO of YM BioSciences.

Other highlights:
•
Reported results in the November 2005 issue of the Journal of Urology from a Phase II trial of tesmilifene plus mixantrone/prednisone for the treatment of hormone refractory prostate cancer. The addition of tesmilifene produced a prostate specific antigen (PSA) decrease of >50% in the majority of patients and yielded a two-year survival rate of 21% which compares favorably with historical outcomes.

•
YM partner, Oncoscience AG, reported updated data from a Phase II monotherapy trial of nimotuzumab in children with resistant or relapsed brain cancers. Nimotuzumab produced evidence of a survival benefit in children and demonstrated strong anti-tumour activity, and did not produce the toxicities of rash and diarrhea, normally associated with other drugs in this class. YM proposes to apply for an IND for a pivotal trial in children with recurrent brain cancer which could complete recruitment in 2006. YM recently received clearance to initiate a multi-center Phase I/II trial comparing the effects of the combination of nimotuzumab with radiation against radiation alone in patients with non-small-cell lung cancer unfit for chemotherapy. The drug is also undergoing a Phase II monotherapy trial in Europe in patients with advanced metastatic pancreatic cancer.

•
Received clearance to initiate a Phase IIb trial for AeroLEF™. The trial is expected to complete recruitment in the first calendar quarter of 2006 and report results in the following quarter. A Phase III trial is planned for 2006 subject to Phase II data.

•	Presented positive clinical trial results for its anti-GnRH prostate cancer vaccine, Norelin™ in hormone sensitive prostate cancer (HSPC).
•
Entered into an exclusive worldwide license agreement with the University of Saskatchewan for a portfolio of small molecule compounds that appear to be highly potent enhancers of the activities of existing chemotherapeutic treatments.

Financial Results
Total revenue for the quarter ended September 30, 2005 was $243,007 compared to $468,474 for the same period last year. Revenue consisted of revenue generated from out-licensing agreements and interest revenue.

Total expenditures for the quarter ended September 30, 2005 were $6,203,908 compared to $2,581,736 for the same period last year. General and administrative expenses for the first quarter of the fiscal year were $1,427,899 compared to $1,258,032 for the same period in the prior year. Licensing and product development expenses were $4,766,009 for the first quarter of the fiscal year compared to $1,323,704 for the first quarter of last year due mainly to the rapid increase in recruitment for the tesmilifene pivotal Phase III clinical trial.

Net loss for the fiscal first quarter was $5,923,846 compared to $2,268,699 for the same period last year.

As at September 30, 2005 the Company had cash and short-term deposits totaling $24,914,798 and current liabilities of $3,305,300 compared to $30,568,845 and $3,825,615 respectively at June 30, 2005.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator effective in enhancing all known classes of chemotherapies currently used to treat cancer. YM BioSciences recently completed enrolment in its 700 patient pivotal trial of tesmilifene for the treatment of rapidly progressing metastatic and recurrent breast cancer. An analysis of overall survival in a two-thirds majority subgroup of patients enrolled in a previous Phase III trial demonstrated that tesmilifene extended median survival in a similar patient population from 12.2 months to 29.7 months (143%; p=0.0016). If survival results in the ongoing pivotal trial are similar to those in the first tesmilifene Phase III trial then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to seek regulatory approval. The first of three planned interim analyses of data from this pivotal trial is expected occur in mid calendar 2006.

In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic effect and evidence of survival benefit in children with brain cancer. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and randomized a Phase IIb pain trial has been cleared to start. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30,	June 30,
	2005	2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$24,914,798	$686,373
Short-term deposits	-	29,882,472
Marketable securities	4,834	4,834
Accounts receivable and prepaid expenses	2,000,422	1,751,373
	26,920,054	32,325,052
Capital assets	220,765	226,698
Acquired technologies	6,981,897	5,648,141
	$34,122,716	$38,199,891
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$2,515,503	$2,995,457
Accrued liabilities	789,797	830,158
	3,305,300	3,825,615
Deferred revenue	887,440	534,157
Shareholders' equity:
Share capital	89,214,586	87,487,802
Share purchase warrants	5,313,283	5,313,283
Contributed surplus	2,077,847	1,790,928
Deficit accumulated during the development stage	(66,675,740)	(60,751,894)
	29,929,976	33,840,119
Going concern
Commitments
Subsequent event
	$34,122,716	$38,199,891

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

			Period from inception on August 17,
	Three months ended		1994 to
	September 30,		September 30,
	2005	2004	2005
	(Unaudited)		(Unaudited)
Revenue	$88,508	$361,378	$836,528
Interest income	154,499	107,096	3,646,790
	243,007	468,474	4,483,318
Expenses:
General and administrative	1,427,899	1,258,032	22,575,628
Licensing and product development	4,776,009	1,323,704	46,634,346
	6,203,908	2,581,736	69,209,974
Loss before the undernoted	(5,960,901)	(2,113,262)	(64,726,656)
Unrealized gain (loss) on foreign exchange	37,055	(155,437)	37,055
Unrealized loss on marketable securities	-	-	(1,827,038)
Gain on sale of marketable securities	-	-	638,332
Loss before income taxes	(5,923,846)	(2,268,699)	(65,878,307)
Income taxes	-	-	7,300
Loss for the period	$(5,923,846)	$(2,268,699)	$(65,885,607)
Basic and diluted loss per common share	$(0.15)	$(0.08)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex acquisition	38,788,715	28,689,212

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended		Period from inception on August 17, 1994 to
	September 30,		September 30,
	2005	2004	2005
	(Unaudited)		(Unaudited)
Deficit, beginning of period	$(60,751,894)	$(44,319,267)	$-
Cost of purchasing shares for cancellation in excess of book value	-	-	(790,133)
Loss for the period	(5,923,846)	(2,268,699)	(65,885,607)
Deficit, end of period	$(66,675,740)	$(46,587,966)	$(66,675,740)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended		Period from inception on August 17, 1994 to
	September 30,		September 30,
	2005	2004	2005
	(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(5,923,846)	$(2,268,699)	$(65,885,607)
Items not involving cash:
Depreciation of capital assets	12,564	784	283,228
Amortization of acquired technologies	228,528	-	366,288
Gain on sale of marketable securities	-	-	(638,332)
Unrealized loss on marketable securities	-	-	1,827,039
Stock-based employee compensation	286,919	169,172	2,135,069
Stock-based consideration	100,000	-	292,750
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(249,049)	54,703	(1,080,803)
Accounts payable, accrued liabilities and deferred revenue	(265,032)	(13,558)	3,294,895
	(5,809,916)	(2,057,598)	(59,405,473)
Financing activities:
Net proceeds on issuance of shares and share warrants	-	18,972,307	80,654,111
Repayment of debenture	-	-	(1,469,425)
Issue of common shares on exercise of options	162,500	47,417	1,816,193
Issue of common shares on exercise of warrants	-	-	654,750
Redemption of preferred shares	-	-	(2,630,372)
Repurchase of common shares	-	-	(1,029,679)
	162,500	19,019,724	77,995,578
Investing activities:
Additions to capital assets	(6,631)	-	(303,993)
Short-term deposits, net	29,882,472	14,893,951	-
Proceeds on sale of marketable securities	-	-	1,402,239
	29,875,841	14,893,951	1,098,246
Increase in cash and cash equivalents	24,228,425	31,856,077	19,688,351
Cash assumed on purchase of Delex	-	-	5,226,447
Cash and cash equivalents, beginning of period	686,373	5,493,907	-
Cash and cash equivalents, end of period	$24,914,798	$37,349,984	$24,914,798
Supplemental cash flow information:
Non-cash items:
Issuance of 396,825 shares from escrow on Delex acquisition	$1,464,284	$-	$11,326,981
Issuance of 26,316 common shares in exchange for licensed patents	100,000	-	100,000